UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number 1-8649.

A.	Full title of the plan and address of the plan if different from that of the issuer named below:

The Toro Company Investment, Savings, and Employee Stock Ownership Plan

The Toro Company
8111 Lyndale Avenue South
Minneapolis, MN 55420
Attn: Director, Tax Accounting

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Toro Company
8111 Lyndale Avenue South
Minneapolis, MN 55420

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedules

December 31, 2004 and 2003

(With Independent Registered Public Accounting Firm’s Report Thereon)

THE TORO COMPANY INVESTMENT, SAVINGS,

AND EMPLOYEE STOCK OWNERSHIP PLAN

*	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.

Independent Registered Public Accounting Firm’s Report

The Plan Administrator
The Toro Company Investment, Savings,

     and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of The Toro Company Investment, Savings, and Employee Stock Ownership Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of the year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota
June 17, 2005

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets held by Trustee:
Investments at fair value:
Mutual funds	$197,327,369	159,717,065
Common stock	215,455,478	151,174,067
Bond collective funds	14,560,204	—
Master trust fund	76,578,056	67,642,827
Loans	42,748	63,887

Total investments	503,963,855	378,597,846

Employee contribution receivable	40,279	30,769
Employer contribution receivable	11,958,915	10,907,437

Net assets available for benefits	$515,963,049	389,536,052

See accompanying notes to financial statements.

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2004 and 2003

	2004	2003
Investment income:
Interest and dividends	$4,517,908	1,525,992
Net realized/unrealized gain in the fair value of investments including realized gains	120,932,082	80,300,538
Pro rata share of investment income from Master Investment Trust	2,856,668	3,034,320

Net investment income	128,306,658	84,860,850

Employer contributions	15,357,212	13,370,895
Participant contributions	11,177,119	9,940,458
Rollover contributions	515,300	182,050

Total contributions	27,049,631	23,493,403

Benefit payments	(28,929,292)	(23,228,417)
Transfer of assets from other plan	—	8,786,358

Total payments and transfers	(28,929,292)	(14,442,059)

Net increase in net assets available for benefits	126,426,997	93,912,194

Net assets available for benefits:
Beginning of year	389,536,052	295,623,858

End of year	$515,963,049	389,536,052

See accompanying notes to financial statements.

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Summary Description of Plan

The following description of The Toro Company Investment, Savings, and Employee Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document restated as of January 1, 2003 for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2002, The Toro Company Employee Stock Ownership Plan was merged into The Toro Company Investment and Savings Plan to become The Toro Company Investment, Savings, and Employee Stock Ownership Plan. However, there continues to be an Employee Stock Ownership (ESOP) portion and a profit sharing portion of the Plan. Effective September 2, 2003, the Exmark Manufacturing Company, Inc. 401(k) Profit Sharing Plan was merged into the Plan. The Exmark Manufacturing Company, Inc. 401(k) Profit Sharing Plan offered loans to participants. Since loans are not offered under the Plan, outstanding loan balances were transferred as a result of the merger into the Plan and continue to be repaid by participants.

The primary purpose of the ESOP portion of the Plan is to provide employees who become participants in the Plan an opportunity to have their account balances invested in Common Stock of The Toro Company (the Company). The portions of participant accounts that hold Company Common Stock are included in the ESOP portion of the Plan. The portions of participant accounts that do not hold such stock are included in the profit sharing portion of the Plan.

Participants may make their own contributions to the Plan. These are initially made to the profit sharing portion of the Plan.

Plan participants are also eligible to have the Company make ESOP and Investment Fund contributions to the Plan on their behalf after two years of qualifying service with the Company. Participants are fully vested in the entire balance of their individual accounts attributable to those contributions. The Company also makes matching contributions to the Plan with respect to Participant contributions. Participants are eligible for matching contributions after completing one year of qualifying service with the Company. Company matching contributions, together with income attributable thereto, vest at a rate of 20% after one year of vesting service, with an additional 20% being accumulated annually thereafter until the participant is 100% vested. ESOP contributions and matching contributions are initially invested in Company Common Stock.

Participants may choose to have their accounts, including those initially invested in Company Common Stock, invested in any of the investment funds made available under the Plan or in Company Common Stock. All contributions under the Plan are made to a trust that holds all of the assets of the Plan.

Effective September 3, 2004, a new Trustee was appointed (JP Morgan Retirement Plan Services) to the Plan. Plan assets transferred to the new Trustee were transferred into funds comparable to those offered by the former Trustee (Putnam Fiduciary Trust Company). The conversion initiated a “Black Out” period beginning August 30, 2004 and continued through September 7, 2004. Prior to this period, employees were notified and able to select funds with the new Trustee. During the Black Out period, fund elections could not be changed or withdrawn from the Plan until the Trustee had time to accurately complete the conversion. Employee contributions continued to be made through payroll deductions and contributions were deposited directly into the participant accounts based on their elections until the completion of the Black Out period.

(Continued)

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Benefit payments and transfers of participants’ interests are made by the Trustee.

During the year ended December 31, 2004 and 2003, forfeited nonvested accounts totaled $88,911 and $33,970, respectively. These accounts are used to offset future employer contributions.

The Company absorbs all administrative costs of the Plan, with the exception of investment management fees, which are netted against investment income.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Financial Statement Presentation

The accompanying financial statements of The Toro Company Investment, Savings, and Employee Stock Ownership Plan are presented in accordance with U.S. generally accepted accounting principles. The accounting records of the Plan are maintained on the accrual basis.

(b)	Investments

The Plan’s investments are held by the Trustee. The investment securities are stated at fair values based upon published quotations or, in the absence of available quotations, at fair values determined by the Trustee. Purchases and sales of securities are recorded on a trade-date basis.

The Company maintains one master trust, the Wells Fargo Stable Value Fund (master trust) for three profit sharing and retirement plans that are sponsored by the Company. The three plans are the Plan, The Toro Company Profit Sharing Plan for Plymouth Union Employees, and The Hahn Equipment Company Savings Plan for Union Employees. The purpose of the master trust is to pool investment transactions and achieve uniform rates of return on comparable funds under all plans.

The Plan’s proportionate share of net investment income from the master trust is based upon the percentage of the fair value of the Plan’s investment in the master trust’s net assets. The Plan’s percentage interest in the net assets of the master trust was approximately 99% as of December 31, 2004 and 2003.

(c)	Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(d)	Reclassifications

Certain amounts from prior years’ financial statements have been reclassified to conform to the current year presentation.

(Continued)

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(e)	Concentrations of Risk

The Plan has investments in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Since the assets held by the Trust include The Toro Company Common Stock, the anticipated assets available for benefits in 2005 will be the result of the Company’s future stock market performance, which is subject to various risk factors described more fully in the Company’s periodic filings with the Securities and Exchange Commission.

(3)	Funding Policy, Contributions, and Plan Transfers

For the ESOP portion of the plan, the funding policy is to make annual contributions pursuant to a formula and to make matching contributions. The formula contribution is made by the Company and equals 1.5% of total participant compensation earned during the plan year. The formula contribution is allocated to participants based on the participants’ compensation earned during the plan year as a percentage of total plan year compensation.

For the profit sharing portion of the Plan, the funding policy is to make annual investment fund contributions to the Plan in amounts determined by a formula set forth in the Plan. The contribution formula is based on 5.5% of the participants’ total compensation earned during the plan year plus 5.5% of the participants’ compensation above the Social Security taxable wage base as of the beginning of the plan year. Investment income is allocated based on participants’ account balances.

Participant contributions are made to the profit sharing portion of the Plan. They consist of salary reduction elections under a 401(k) feature, voluntary after-tax contributions, and rollover funds from other qualified plans. The Company is required to make a matching contribution into the ESOP portion of the plan equal to 50% of the participants’ contributions to the Plan not to exceed 2% of the participants’ total compensation made. That contribution is invested in Company Common Stock.

Transfers to/from other funds represent participant-elected rollovers to/from plans of other employers or other transfers to/from other plans.

(4)	Party-in-interest Transactions

JP Morgan Retirement Plan Services (Trustee of the Plan effective September 3, 2004), Putnam Fiduciary Trust Company (former Trustee of the Plan), and The Toro Company are parties-in-interest with respect to the Plan. In the opinion of the Plan’s legal counsel, certain transactions between the Plan, the Trustee, and the Company are exempt from being considered as “prohibited transactions” under ERISA Section 408(b).

(Continued)

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(5)	Plan Termination

The Company has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. Each participant’s interest in the Plan is 100% vested at all times, except for the portion attributable to matching contributions which is vested in a manner described above. Upon termination of the Plan, interests of active participants in the Plan fully vest.

(6)	Investments

Under the terms of the trust agreement, the Trustee manages investment funds on behalf of the Plan. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments of the investment funds, except to the extent the Trustee is subject to the discretion of participants, other fiduciaries, or the Company. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by the Company in the master trust.

The net assets available for benefits of the master trust as of December 31, 2004 and 2003 were $77,386,548 and $67,780,597, respectively. All assets of the master trust were held in short-term investment funds.

The changes in net assets available for benefits of the master trust for the years ended December 31, 2004 and 2003 were as follows:

	2004	2003

Realized gain on investments	$7,543,835	1,211,390
Unrealized gain (loss) on investments	(4,680,681)	1,828,496
Deposits by participating plans	35,179,681	24,207,841
Withdrawals by participating plans	(28,436,884)	(16,983,391)

Increase in net assets	9,605,951	10,264,336

Net assets available for benefits:
Beginning of year	67,780,597	57,516,261

End of year	$77,386,548	67,780,597

(Continued)

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2004 and 2003

The following investments represent more than 5% of the Plan’s net assets available for benefits as of December 31, 2004 and 2003:

	2004	2003
Growth Fund of America	$48,556,136	—
Vanguard Institutional Index	27,337,545	—
American Century Large Company Value Fund	57,737,164	—
ICM Small Company	25,310,277	—
UAM-ICM Small Company Portfolio	—	20,226,485
Putnam S&P 500 Index Fund*	—	19,943,340
Putnam Voyager Fund CL Y*	—	39,843,256
Lord Abbett Affiliated Fund	—	50,770,709
The Toro Company Common Stock**	215,455,478	151,174,067

*Party-in-interest

**Party-in-interest, participant and nonparticipant directed investment

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $120,932,082 and $80,300,538, respectively, as follows:

	2004	2003
Mutual funds	$16,905,641	31,796,043
Common stocks	103,805,571	48,504,495
Bond collective funds	220,870	—

	$120,932,082	80,300,538

(Continued)

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Information about the net assets and the significant components of the changes in net assets relating to the investment in The Toro Company Common Stock is as follows:

		Non-
		participant	Participant
	Total	directed	directed
	2004	2004	2004
Net assets:
The Toro Company Common Stock	$215,455,478	132,509,284	82,946,194

Investment income:
Dividends	$728,610	330,995	397,615
Net realized/unrealized gain in the fair value of investments	103,805,570	51,133,136	52,672,434

Net investment income	104,534,180	51,464,131	53,070,049

Total contributions	6,447,971	4,982,054	1,465,917
Benefit payments	(10,375,075)	(4,238,815)	(6,136,260)
Transfers to/from other funds	(36,325,665)	(27,614,695)	(8,710,970)

Increase in net assets available for benefits	64,281,411	24,592,675	39,688,736
Net assets available for benefits:
Beginning of year	151,174,067	107,916,610	43,257,457

End of year	$215,455,478	132,509,285	82,946,193

(Continued)

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2004 and 2003

		Non-
		participant	Participant
	Total	directed	directed
	2003	2003	2003
Net assets:
The Toro Company Common Stock	$151,174,067	107,916,610	43,257,457

Investment income:
Dividends	$810,966	534,803	276,163
Net realized/unrealized gain in the fair value of investments	48,504,495	33,061,745	15,442,750

Net investment income	49,315,461	33,596,548	15,718,913
Total contributions	5,596,763	4,631,887	964,876
Benefit payments	(7,747,557)	(5,239,979)	(2,507,578)
Transfers to/from other funds	(5,920,447)	(19,469,384)	13,548,937

Increase in net assets available for benefits	41,244,220	13,519,072	27,725,148

Net assets available for benefits:
Beginning of year	109,929,847	94,397,539	15,532,308

End of year	$151,174,067	107,916,611	43,257,456

(7)	Federal Income Taxes

The Plan Administrator has received a determination letter from the Internal Revenue Service, dated October 23, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and that the trust created under the Plan is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since the date of this letter; however, the Plan Administrator believes that the Plan and its related trust continue to qualify under the provisions of Sections 401(a) and 501(a) of the Code and are exempt from federal income taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(8)	Related Party

The Plan’s investments are held by JP Morgan Retirement Plan Services (Trustee of the Plan effective September 3, 2004) and Putnam Fiduciary Trust Company (former Trustee of the Plan). Some of the investment funds available to participants also include mutual funds managed by Putnam Investments and JP Morgan.

(Continued)

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(9)	Reconciliation of Differences Between these Financial Statements and the Financial Information Required on Form 5500:

December 31,
2004
Net assets available for benefits as presented in these financial statements	$515,963,049
Adjustment for employer contribution receivable	(11,312)
Adjustment for employee contribution receivable	(40,883)

Net assets available for benefits as presented on Form 5500	$515,910,854

Year ended
December 31,
2004
Net increase in net assets available for benefits as presented in these financial statements	$126,426,997
Adjustment for employer contribution receivable at December 31, 2004	(11,312)
Adjustment for employee contribution receivable at December 31, 2004	(40,883)
Adjustment for employer contribution receivable at December 31, 2003	10,907,437
Adjustment for employee contribution receivable at December 31, 2003	30,769

Net increase in net assets available for benefits as presented on Form 5500	$137,313,008

December 31,
2003
Net assets available for benefits as presented in these financial statements	$389,536,052
Adjustment for employer contribution receivable	(10,907,437)
Adjustment for employee contribution receivable	(30,769)

Net assets available for benefits as presented on Form 5500	$378,597,846

(Continued)

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Year ended
December 31,
2003
Net increase in net assets available for benefits as presented in these financial statements	$93,912,194
Adjustment for employer contribution receivable at December 31, 2003	(10,907,437)
Adjustment for employee contribution receivable at December 31, 2003	(30,769)
Adjustment for employer contribution receivable at December 31, 2002	10,284,557
Adjustment for employee contribution receivable at December 31, 2002	62,813

Net increase in net assets available for benefits as presented on Form 5500	$93,321,358

Schedule 1

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Schedule of Assets (Held at End of the Year)
December 31, 2004

	Face
	amount			Fair
Description	or shares	Cost		value
Barclays Global Investors	1,151,376	$		14,560,204
Artisan Mid Cap Fund	148,677			4,394,882
JP Morgan MidCap Value*	287,076			6,367,345
STI Classics Small Cap Growth Stock Fund	125,210			2,623,151
Fidelity Diversified International Fund	872,935			25,000,869
Growth Fund of America	1,783,185			48,556,136
ICM Small Company	689,653			25,310,277
Vanguard Institutional Index	246,929			27,337,545
American Century Large Company Value Fund	8,896,327			57,737,164
Loan Fund	42,748			42,748
The Toro Company Common Stock**	2,648,159		45,971,082	215,455,478

Total investments				$427,385,799

*	Party-in-interest

**	Party-in-interest, participant- and nonparticipant-directed investment

See accompanying independent auditors’ report.

Schedule 2

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Schedule of Reportable Transactions

Year ended December 31, 2004

		Fair
Description of assets	Cost	value	Net gain
5% series of transactions by
Rule 2520.103-6(c)(1)(iii):
The Toro Company
Common Stock*	199,725,099	386,444,921	186,719,822

*	Party-in-interest, participant- and nonparticipant-directed investment

Note:	Reportable transactions are those transactions which either singly or in a series of combined purchases and sales during the year exceed 5% of the fair value of the Plan’s assets at the beginning of the year.

See accompanying independent auditors’ report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Toro Company Investment, Savings, and Employee Stock Ownership Plan
Dated June 27, 2005	/s/ Stephen P. Wolfe
Stephen P. Wolfe
Vice President — Finance, Treasurer and Chief Financial Officer of The Toro Company

Exhibit Index

Exhibit Number	Description

23(a)	Consent of Independent Registered Public Accounting Firm